Recursos Montana S.A.
1st Street, #3, Cerros del Atlantico
Pureto Plata, Dominican Republic

Securities Exchange Commission

Re:           Recursos Montana S.A. (the “Company”)
-	SEC Comment Letter dated March 22, 2013

In response to the SEC Comment Letter dated March 22, 2013, the Company has filed Amendment no. 4 to the Registration Statement (the “Registration Statement”).  Our responses to your comments are set out in detail below.

1.
We reviewed your response to our prior comment 2, noting your assertion that a revised audit report had been included in your amended registration statement.  However, upon review of the audit report we note it had not been revised.  Thus, our comment will be reissued.   Please direct your Independent Registered Public Accounting Firm to revise the opinion paragraph of their audit report to opine on the results of operations and cash flows for the year ended July 31, 2012 in addition to the other periods included.

The audit opinion paragraph reads as follows in response to the above noted comment:

“In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recursos Montana S.A. (a Pre-Exploration Stage Company) as of July  31, 2012 and 2011, and the results of its operations and its cash flows for each of years in the two-year period ended July 31, 2012, and for the period from September 23, 2010 (date of inception) to July 31, 2011, and for the period from September 23, 2010 (date of inception) to July 31, 2012, in conformity with accounting principles generally accepted in the United States of America.”

2.
We note you reported changes in accountants in 8-K/A filed on December 19, 2012.  Please revise your disclosure here to report the change in accountants and include all the disclosure required by Item 304 of Regulation S-K.

We have included the requirements of Item 304 of Regulation S-K as shown on page 39.

In filing the Form S-1A amendment #4, the Edgar program, when the live filing was done, requested the Company wait several minutes before re-trying the filing.   When the re-try was completed, we noticed that there were two filings on the Form S-1A amentment #4 on the website.   These are duplicates of the same filing.   We are sorry if this causes any unnecessary problems.

Yours very truly
Recursos Montana S.A.

“LUIS A. G. RODRIGUEZ
Luis A. G. Rodriguez
Chief Executive Officer, President
and Director